SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 January 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Chair Succession dated 18 January 2022

Exhibit No: 99.1

RETIREMENT OF PATRICK CESCAU AS CHAIR;
TO BE SUCCEEDED BY DEANNA OPPENHEIMER

18 January 2022

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces:

-	The retirement of Non-Executive Chair Patrick Cescau from the IHG Board, effective 31 August 2022
-	The appointment of Deanna Oppenheimer as Non-Executive Director and Chair Designate, effective 1 June 2022, to succeed Patrick Cescau as Non-Executive Chair from 1 September 2022 upon his retirement

Patrick Cescau has been IHG's Non-Executive Chair since 2013. During his tenure, Patrick has overseen IHG's growth with a deep commitment to strong governance and responsible business practices. He has placed high importance on engagement with all stakeholders and leading a Board composed of a rich mix of backgrounds and experiences.

Patrick Cescau, Non-Executive Chair, IHG, commented: "I feel honoured to have overseen the growth of IHG over the past nine years and take great pride in the Board's leadership through the pandemic, where we have prioritised doing the right thing by all of our stakeholders. I am confident that I leave IHG in a strong position for growth. The strength of this Board, to be led by Deanna, reflects the range of talent, skills and experience that is integral to the company's culture and future success."

Deanna Oppenheimer is Non-Executive Chair of Hargreaves Lansdown plc and sits on the Board of Thomson Reuters Corporation. She previously served as a Non-Executive Director of Whitbread PLC and Chair of their Remuneration Committee. She has also been Senior Independent Director of Tesco PLC, where she chaired the Remuneration Committee and served on the Board of Tesco Bank. Prior to this, Deanna led and transformed the retail banking division at Barclays plc. Her extensive board and executive-level experience across high-profile consumer brands will bring valuable insights and perspectives to IHG.

Deanna Oppenheimer commented: "I am delighted to be joining the IHG Board and to have the opportunity to work with Keith and his Executive Committee to ensure that IHG's strategic priorities and responsible business goals continue to be delivered successfully. Patrick leaves behind a strong legacy and I look forward to working closely with my new Board colleagues to guide IHG's next phase of growth."

Keith Barr, Chief Executive Officer, IHG, commented: "I would like to thank Patrick for his counsel and support during his tenure as Chair. His dedication and stewardship has left the company in a strong position for high-quality future growth and I am certain the wealth of experience Deanna will bring to the IHG Board will make her an excellent successor."

Deanna's appointment follows a thorough and independent recruitment process supported by an external executive search firm. She will join the Nomination Committee of the IHG Board upon her appointment as Non-Executive Director from 1 June 2022 and will subsequently Chair the Nomination Committee upon assuming the role of Non-Executive Chair from 1 September 2022.

Pursuant to LR 9.6.13R, Deanna is currently the Chair of Hargreaves Lansdown plc and a Non-Executive Director of Thomson Reuters Corporation. She was previously a Non-Executive Director of Tesco PLC, Whitbread PLC, AXA S.A. and WorldPay, Inc.

For further information, please contact:

Investor Relations Stuart Ford; Rakesh Patel	+44 (0)7527 419 431	+44 (0) 1895 512 176
Media Relations Yasmin Diamond; Mark Debenham	+44 (0)1895 512 097	+44 (0)7527 424 046

BIOGRAPHIES
Patrick Cescau
Patrick Cescau has served as Non-Executive Chair on IHG's Board since 2013, and is Chair of the Nomination Committee. From 2005 to 2008, Patrick was Group Chief Executive of Unilever Group, having previously been Chairman of Unilever PLC, Vice-Chairman of Unilever NV and Foods Director, following a progressive career with the company, which began in France in 1973. Prior to being appointed to the board of Unilever PLC and Unilever NV in 1999, as Finance Director, he was Chairman of a number of the company's major operating companies and divisions, including in the US, Indonesia and Portugal.

He was formerly a Senior Independent Director and Non-Executive Director of Pearson plc and Tesco PLC, a Director at INSEAD, and Senior Independent Non-Executive Director of International Consolidated Airlines Group S.A.

Patrick is currently a Patron of the St Jude India Children's Charity and Member of the Temasek European Advisory Panel.

Deanna Oppenheimer
Deanna Oppenheimer will succeed the role of Chair at IHG on 1 September 2022. She is currently serving as Non-Executive Chair of Hargreaves Lansdown plc, and is on the Board of Thomson Reuters Corporation. Between 2005 - 2011, Deanna worked at Barclays plc where she was Chief Operating Officer of the UK business before becoming CEO of UK and Western Europe Retail Banking and subsequently Vice Chair, Global Retail Banking. Prior to this, Deanna was the President of Consumer Banking at Washington Mutual, Inc.

She was formerly on the Boards of Tesco PLC (as Senior Independent Director), Tesco Bank, Whitbread PLC, Worldpay, Inc., AXA S.A., BrooksSports, Inc., Vettd, Inc., NCR Corporation, Catellus Development Corporation, UNICO Group, Inc, and Plum Creek Timber, Company Inc.

Deanna is founder of CameoWorks, LLC, an advisory firm to CEO's of early-stage technology companies, and BoardReady. She sits on the private boards of Seattle-based Joshua Green Corporation and Slalom, LLC. Formerly, she was a senior advisor to Bain & Company, Inc.

Her non-profit roles include sitting on the global governing board for PATH, one of the leading global health NGOs, as well as other educational and arts organisations in the Pacific Northwest.

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

●	Luxury & Lifestyle	Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
●	Premium	voco Hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
●	Essentials	Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
●	Suites	Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	18 January 2022